Exhibit 1

23 September 2003

263/03-jmd

For immediate release

NWO retrenchments latest

NUM SIGNS AGREEMENT ON CHANGED WORK PRACTICES
AT BUFFELS 10 AND 11 SHAFTS

Durban Roodepoort Deep, Limited ("DRD" Ticker Symbol; JSE: DUR; NASDAQ: DROOY) announced a breakthrough today (23.09.03) with the National Union of Mineworkers (NUM) regarding efforts to save jobs at its troubled North West Operations (NWO).

The union eventually signed an agreement this morning on changed work practices at the NWO's Buffelsfontein 10 and 11 shafts which could save 1 550 of the 4 504 jobs the company announced yesterday would have to be cut. Management and three other employee organisations—the Mine Workers Union/Solidarity, UASA and SAEWA—signed the agreement two weeks ago.

"While we could have done without the NUM's theatrics during the last couple of weeks regarding signing off on proposals which were—in fact—its own, it's heartening that the union has eventually signed the agreement and there is the real prospect now of saving at least 1 550 jobs," said Divisional Director of DRD's South African Operations Deon van der Mescht this afternoon.

Van der Mescht said that, ahead of any further moves from the NUM signaling its recognition of the serious plight of the NWO, "there is no alternative" to pressing on with the process of shedding the balance of 2 954 jobs.

The company's social plan to assist affected workers and their families, driven by a broadly representative monitoring committee, had already been set in motion, van der Mescht said.

Commenting on the NUM's stated intention to begin strike action from Sunday, van der Mescht said: "The complete absence of logic here is breath-taking; strike action will simply make a bad situation worse; spraguing agreed rescue plans for the rest of the NWO."

Queries:

South Africa

Ilja Graulich, Durban Roodepoort Deep, Limited
+27 11 381 7826 (office)
+27 83 604 0820 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

Australasia

Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)

Some of the information in this media release may contain projections or other forward looking statements regarding future events or other future financial performance. We wish to caution you that these statements are only projections and those actual events or results may differ materially. In reviewing, please refer to the documents that we file from time to time with the SEC, specifically to our annual report on Form 20-F. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward looking statements, including such risks as difficulties in being a marginal producer of gold, changes and reliability of ore reserve estimates, gold price volatility, currency fluctuations, problems in the integration of operations, exploration and mining risks and a variety of risks described in our annual report on Form 20-F. We undertake no obligation to publicly release results of any of these forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

Cautionary note to US investors: the United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use the term "resources" (which includes "measured", "indicated", and "inferred") in our media releases, which the SEC guidelines strictly prohibit us from including in our filing with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-28800, available from us at 45 Empire Road, Parktown, Johannesburg, 2193, South Africa. You can also obtain this form from the SEC website at http://www.sec.gov/edgar.shtml